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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Biomira Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
09161R10
(CUSIP Number)
Leslie A. Drockton
Benesch, Friedlander
Coplan & Aronoff LLP
2300 BP Tower
Cleveland
Ohio 44114
(216) 363-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	09161R10	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Lynn Kirkpatrick

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		4,801,438

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,801,438

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,801,438

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Excludes 75,000 Shares subject to an option granted on November 2, 2006. None of the options are exercisable within sixty (60) days of the date of this filing.

CUSIP No.	09161R10	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Garth Powis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		4,881,798

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,881,798

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,881,798

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     Item 1. Security and Issuer.
     This Schedule 13D relates to the Common Stock, no par value (the “Common Stock”), of Biomira Inc., a Canadian corporation (the “Company”). The address of the Company’s principal executive office is 2011-94 Street, Edmonton, Alberta, Canada T6N 1H1.
     Item 2. Identity and Background.
     (a) Name
     This Statement is being filed jointly by Lynn Kirkpatrick and Garth Powis, husband and wife (the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement dated as of December 22, 2006, a copy of which is filed herewith as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “1934 Act”).
     (b) Business Address
     The business address for Lynn Kirkpatrick is Biomira Inc., 221 East 6th Street, Tuscon, Arizona 85705.
     The business address for Garth Powis is MD Anderson Cancer Center, 1400 Holcombe Blvd., FC6. 3044, Unit 422, Houston, Texas 77030.
     (c) Principal Business
     Lynn Kirkpatrick is employed as the Chief Science Officer of the Company.
     Garth Powis, D. Phil., is the Chair of the Department of Experimental Therapeutics and Director of the Center for Targeted Therapy at the MD Anderson Cancer Center at the address specified in paragraph (b) above.

     (d) and (e) Convictions and Proceedings
     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Citizenship
     Lynn Kirkpatrick is a citizen of Canada and Garth Powis is a citizen of the United States.
Item 3. Source or Amount of Funds or Other Consideration.
     On October 31, 2006 the Company acquired ProlX Pharmaceuticals Corporation (“ProlX”), a privately held biopharmaceutical company focused on the development of novel therapeutics for the treatment of cancer pursuant to an Agreement and Plan of Reorganization by and among the Company, ProlX, Lynn Kirkpatrick, Garth Powis and the other stockholders identified therein (the “Reorganization Agreement”). The Company, pursuant to the terms of the Reorganization Agreement, paid $3,000,000 in cash and approximately 17,878,000 shares of Biomira Common Stock to the shareholders of ProlX in exchange for all of the outstanding capital stock of ProlX. Additionally, subject to applicable regulatory requirements, an additional $15,000,000 worth of the Company’s common stock may be issued if certain milestones are met which include the initiation of the first phase 3 trial of a ProlX product and regulatory approval of a ProlX product in a major market.
     In connection with the closing of the transactions contemplated under the Reorganization Agreement, Lynn Kirkpatrick received 4,801,438 shares of Common Stock, which include

720,216 and 268,570 shares, respectively held in escrows to satisfy specified indemnification claims under the Reorganization Agreement and Garth Powis received 4,881,798 shares of Common Stock, which include 732,270 and 273,065 shares, respectively held in escrows.
     On November 2, 2006, Lynn Kirkpatrick was issued options to purchase 75,000 shares of the Company’s Common Stock, at an exercise price of $1.50 Canadian (or approximately $1.295 U.S. Dollars based on an exchange rate of $1.00 U.S. Dollar for $1.1581 Canadian Dollar) a share. These options vest in 1/4 increments on an annual basis commencing on the first anniversary of the date of grant, November 2, 2007, and expire on November 2, 2014.
     Item 4. Purpose of Transaction.
     As a result of the transaction described in Item 3 above, the Reporting Persons collectively own approximately 10.01% of the Common Stock. The shares of Common Stock covered by this Statement are being held for investment purposes. The Reporting Persons may assess the market for the purchase and sale of the Company’s Common Stock, as well as the Company’s financial position and operations and retain the right to change their investment intent. Depending upon a continuing assessment and upon future developments and contingent upon any restrictions contained in agreements to which the Reporting Persons are parties, the Reporting Persons may determine, from time to time or at any time, to acquire or to sell or otherwise dispose of some or all of the Common Stock. In making any such determination, the Reporting Persons will consider their goals and objectives, other business opportunities available to them as well as general economic and stock market conditions.
     Other than as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
     (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of the Company;
     (f) any other material change in the Company’s business or corporate structure;
     (g) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or
     (j) any action similar to any of those enumerated above.

     Item 5. Interest in Securities of the Issuer.
     (a) As of December 22, 2006, Lynn Kirkpatrick owns 4,801,438 shares of Common Stock directly and has options to acquire an additional 75,000 shares (of which none are currently exercisable). The 4,801,438 shares of Common Stock represent approximately 4.97% of the outstanding shares and the 75,000 shares subject to option represent approximately .08% of the outstanding shares based upon 78,816,564 shares outstanding as reported in the Company’s Annual Report on Form 40(f) filed on March 30, 2006 plus the 17,878,000 shares issued in connection with the Reorganization Agreement for a total of 96,694,564 shares.
     As of December 22, 2006, Garth Powis owns 4,881,798 shares of Common Stock, representing approximately 5.05% of the outstanding Common Stock based upon 96,694,564 shares outstanding.
     In accordance with Rule 13d-5(b)(1) under the 1934 Act and by virtue of the relationships described herein, the Reporting Persons may be deemed to be part of a “group” for purposes of Section13 (d)(3) of the 1934 Act. The Reporting Persons disclaim that they are part of a “group” by virtue of the relationships described herein, and each disclaims beneficial ownership of all securities of the Company held by the other Reporting Person except to the extent of its pecuniary interest therein.
     (b) Items 7 through 10 of each of the cover pages of this Statement which relate to Lynn Kirkpatrick and Garth Powis’ voting and dispositive power with respect to the shares of the Common Stock which are beneficially owned by each of the Reporting Persons are hereby incorporated by reference in this response.
     (c) No transactions were effected during the last sixty days by any of the Reporting Persons except as disclosed in Items 3 and 4 above.

     (d) Not applicable.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
     The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Statement are incorporated herein by reference.
     Item 7. Material to be Filed as Exhibits.
     Exhibit 1 Joint Filing Agreement between the Reporting Persons.
     Exhibit 2 Agreement of Reorganization dated as of October 31, 2006 (incorporated by reference to the Company’s Report of Foreign Issuer filed with the Securities and Exchange Commission on Form 6-K on November 8, 2006).

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2006	/s/ Lynn Kirkpatirck
LYNN KIRKPATRICK

Dated: December 22, 2006	/s/ Garth Powis
GARTH POWIS

JOINT FILING AGREEMENT
     The undersigned each agree that the Statement on Schedule 13D, as amended, relating to the Common Stock, no par value, of Biomira Inc. (i) is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on Schedule 13D, as amended, will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to the other persons signatory hereto.
     IN WITNESS WHEREOF, the undersigned hereby execute the Joint Filing Agreement as of the date set forth below.

Dated: December 22, 2006	/s/ Lynn Kirkpatrick
LYNN KIRKPATRICK

Dated: December 22, 2006	/s/ Garth Powis
GARTH POWIS